Exhibit 99.1

For immediate release

IMI TO PRESENT AT 16TH ANNUAL WALL STREET ANALYST FORUM IN NEW YORK

Toronto, Ontario (February 16, 2005) - - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) today announced that management will present IMI’s investment highlights to analysts and investors at the 16th Annual Wall Street Analyst Forum on Wednesday, March 2, 2005 at 9 a.m. ET at The Roosevelt Hotel, located on Madison Avenue at 45th Street, in New York.

President and Chief Executive Officer Dr. Brent Norton will provide an update on the company’s recent accomplishments and business strategy.

“IMI is a growing company with tremendous prospects, and we look forward to communicating that message to the audience at this event,” said Dr. Norton. “We recently announced that our lead cardiovascular product, PREVU* Point of Care Skin Sterol Test, is now available for sale to the North American professional medical community. Additionally, exciting new data on skin sterol testing will be presented at the upcoming American College of Cardiology annual meeting. We have also been notified that three new clinical papers on skin sterol have been accepted for publication this year by various peer-reviewed journals. Fiscal 2005 is off to a very successful start and we expect the momentum to build throughout the year.”

A live webcast of Dr. Norton’s presentation and accompanying slides will be available on IMI’s website at www.imimedical.com and subsequently archived for a period of 30 days.

The Wall Street Analyst Forum has been a leading independent sponsor of analyst conferences in New York, Boston and London since 1989.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com